UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2021

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

Betterware de México S.A.B. de C.V. (“Betterware”) (NASDAQ: BWMX), the leading direct-to-consumer company in Mexico that focuses on the home organization and solutions segment, today announced that the Company successfully concluded the offering of a two-tranche bond issuance for a total of MX$1,500 million, with maturities across 4 and 7 years, offered in the Mexican Market.

The 4-year tranche amounts to MX$500 million with a variable coupon of 28-day TIIE (28-day Interbank Interest Rate) + 0.40% payable monthly.

The 7-year tranche amounts to MX$1,000 million with a fixed coupon of 8.35% payable semi-annually.

Fitch Ratings assigned the AA(mex) rating and HR Ratings assigned a AA+/HR1 rating to the bond issuance.

The order book was oversubscribed by more than three times, which demonstrates strong support for Betterware´s strategy. Betterware expects that the proceeds of the issuance will be used for general corporate purposes, including the prepayment of long-term debt, additional investments in Campus Betterware and other initiatives with positive environmental and social impacts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Luis Campos
Name: Luis Campos Title: Board Chairman

Date: August 27, 2021

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